UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2009

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

 (Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Corporate Name Change to China Gerui Advanced Materials Group Limited

On November 30, 2009, the Board of Directors of Golden Green Enterprises Limited (the “Company”) authorized the Company’s corporate name change to China Gerui Advanced Materials Group Limited, effective as of December 14, 2009.

The Company’s press release regarding the foregoing matter is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release dated December 14, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: December 14, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 14, 2009